

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 7, 2006

Ken Cai
Chief Executive Officer
Aquasol EnviroTech Ltd.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada V6E 2E9

Re: Aquasol EnviroTech Ltd.
Registration Statement on Form 20-F
Filed May 8, 2006
File No. 1-32617

Dear Mr. Cai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 20-F goes effective by lapse of time within 60 days of the filing pursuant to Exchange Act Section 12(g). If our comments are not addressed within this 60 day time period, you should withdraw the Form 20-F prior to effectiveness and refile a new Form 20-F, including changes responsive to our comments.

Item 3.B. Capitalization and Indebtedness, page 8

2. Please update your capitalization and indebtedness information so that this information is not older than 60 days from the date your filing is filed. See Item 3.B of Form 20-F.

Item 3.D. Risk Factors, page 9

3. We note your response to prior comment 7. Although you have not been an operating company since 2001, many risk factors focus on risks that may arise after you begin operations, particularly those relating to patent rights, licenses and trade secrets. Rather than including lengthy discussions related to operations that will not apply to you unless and until you actually begin operations, briefly discuss risks that would apply if you ever commenced actual operations.

We have had no operations for the past three years . . ., page 9

4. Please clarify that since 2001, you have not had any operations.

5. Please disclose that you are a shell company.

The officers and directors of our Company . . ., page 9

6. We note your response to prior comment 10. Please disclose whether any of these companies have ever been profitable and identify in this risk factor the companies that are shell companies.

Item 4.A. History and Development of the Company, page 13

7. We note your response to prior comment 13. Please describe in detail Aquasol Alberta's operations and assets on the date of the share exchange. Describe what you mean by "the company purchased Aquasol Alberta in order to utilize its customer base." Explain why Aquasol Alberta filed for dissolution and describe the assets that were transferred to the company. Disclose that the company has not had any operations since 2001.

8. We note your response to prior comment 14. Please discuss your principal capital expenditures in 2006.

9. We note your response to prior comment 15. Please disclose, if true, that Aquasol Alberta was valued at approximately $142.

10. We note your response to prior comment 16. Please quantify the amount loaned to Aquasol EnviroTech (Canada) Ltd. and disclose the terms of the loan agreement.

Item 4.B. Business Overview, page 14

11. Disclose the date you acquired rights for the MEI.

12. We reissue prior comment 17. Please revise your Business Overview to focus on the last three years, and delete or place clearly in context your disclosure relating to past operations and projects which no longer exist and references to Aquasol products and systems. Please remove information that does not currently apply to you, or revise to explain why it is relevant in view of your current operations and prospects. For example, delete the reference to "large-scale operation from 2000-2002" on page 16 and the projects completed in the 1990's.

13. We reissue prior comment 18. You use a significant amount of technical jargon that is difficult to understand. Please revise this entire section to discuss your anticipated business more clearly.

14. We note your response to prior comment 19. Please revise to describe more clearly and concisely what you have "developed." What type of technologies are they? Do you plan to sell licenses or merge with another company to achieve sales? What distinguishes your technologies from those already existing on the market?

15. We note your response to prior comment 20. In the table, plainly describe the patents and clarify whether the patent is the same for all countries. Please also disclose whether your business plan is dependent on the patents.

16. We note your response to prior comment 21. Please disclose in the risk factors that your the validity of your technology is based upon a test in 2001 by a related party.

Corporate Strategy, page 19

17. We note your response to prior comment 22. Please revise your short term strategy in a clear manner. Based on your disclosure and planned expenditures in the next 12 months, it does not appear that you will begin operations in 2006. Please revise.

Research and Development, page 23

18. We reissue prior comment 23. Please include your disclosure in response number 31 in your letter dated November 16, 2005 in this section. Also revise your description of the Bio Trap system in Squamish in a clear and understandable manner.

Item 5 – Operating and Financial Review and Prospects

A. Results of Operations, page 24

19. We have read your response to comment 25 from our letter dated December 9, 2005. Please discuss the business reasons for the changes between periods related to your interim financial information. In doing so, please disclose the amount of each significant change in line items

between periods. In addition, where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. See Item 5 of Form 20-F.

20. Please delete the reference to research and development expenditures from the second paragraph.

Item 7.A. Major Shareholders, page 32

21. We note the last sentence of the first paragraph. Please disclose the beneficial ownership of the shareholders as set forth in Rule 13d-3of the Exchange Act, which includes securities convertible into common stock within 60 days.

Financial Statements – December 31, 2005

Consolidated Statement of Income, page 53

22. Please revise your consolidated statement of income to reflect accumulated from inception date of February 3, 2000 to December 31, 2005 instead of March 31, 2005.

Financial Statements – March 31, 2005

General

23. Please address the comments below in your interim financial statements as well.

Consolidated Statement of Operations, page 70

24. We have read your response to comment 49 from our letter dated December 9, 2005. Please revise your balance sheet to include any cumulative net losses reported with a descriptive caption such as "deficit accumulated during the development stage" in the stockholders' equity section. Please also revise your statement of cash flows to include all periods presented on your consolidated statements of combined income, including cumulative amounts from your inception. See paragraphs 11(a) and 11(c) of SFAS 7.

Consolidated Statement of Stockholders' Equity, page 72

25. Please note that comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Please disclose comprehensive income (loss) as required by paragraph 26 of SFAS 130. See Formats A, B, & C of Appendix B of SFAS 130.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene at (202) 551-3733 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gary S. Joiner, Esq.
       Frascona, Joiner, Goodman and Greenstein PC
       4750 Table Mesa Drive
       Boulder, CO 80305-5575